Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 333-159722
The filing below relates to the proposed acquisition of Data Domain, Inc. (“Data Domain”) by NetApp, Inc. (“NetApp”) pursuant to the terms of an Agreement and Plan of Merger, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC, and Data Domain, dated as of May 20, 2009, as amended on June 3, 2009.
Posting on the “Exposed Blog” by NetApp Chief Technology Officer-At-Large Val Bercovici on
June 15, 2009
Culture Wars
FOX News / Bill O’Reilly fans will instantly recognize this topical metaphor for the sometimes polarized political landscape in America these days.
While it may seem odd to outside Information Technology observers, for those of us in the storage industry this is also amounting to a central theme in the Data Domain acquisition saga between NetApp and EMC.
Cultural History
NetApp started out as a NFS file server appliance company. Back in the mid 90’s for a bunch of Unix bigots, the Windows marketplace was initially viewed as a hostile and foreign landscape. One which was easy to dismiss and resist. Yet reason quickly trumped emotion as we embraced Windows engineers, partners and customers to become the industry’s first and most successful “Multi-Protocol” storage company, happily selling both NFS and CIFS NAS solutions side by side.
Years later, “Blockheads” invaded our fun little NAS party — helping us create the industry’s first and broadest family of Unified Storage (SAN, iSCSI & NAS) products. Ever since, no other company has grown SAN marketshare at a higher rate in the subsequent years.
A Culture of Efficiency
At NetApp, we’re focusing a lot of our efforts on articulating the tangible customer value of our overall storage efficiency story. Pervasive end-to-end deduplication with a focus on up-front savings in homogeneous primary & secondary online tiers, leveraging a range of differentiated yet highly integrated storage efficiency technologies (RAID-DP, Snapshots, Thin Provisioning, Cloning & Replication, Deduplication, etc...) is clearly resonating in this era of tight capital and operational budgets.

Complementary Efficiency
We’re looking forward to supplementing our existing storage efficiency offerings with Data Domain’s backup-optimized storage efficiency technology, based on their market-leading heterogeneous backup dedupe technology. A balanced portfolio of homogenous and heterogeneous storage efficiency solutions will help our customers finally see the horizon for controlling and protecting the endless sprawl of business-driven storage growth within their environments.
Forecasting Culture
Looking ahead, Cloud Storage represents another opportunity for us to embrace and adopt new cultures and philosophies into our broad portfolio, this time as storage services complementing storage products.
Expect more on our innovative Cloud Storage strategy in subsequent exposed blogs
NetApp is very adept at avoiding the Culture (Civil) Wars that can tear up other weaker organizations. Our decade-and-a-half long history of outpacing the growth of the overall storage market is firm proof that we can develop, sell, service and support both homogenous and heterogeneous products & solutions in a highly innovative and competitive market!
Additional Information and Where to Find It
In connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for Data Domain’s stockholders. Before making any investment or voting decision, investors are urged to read the documents filed with the SEC carefully in their entirety because such documents contain important information about the proposed transaction. You may obtain free copies of the Form S-4 and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov, on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.

Posting on the “Exposed Blog” by NetApp Chief Technology Officer-At-Large Val Bercovici on June 16, 2009
Winning Rounds 1, 2 & 3
By making the opening move and controlling the action, NetApp (NASDAQ:NTAP) won Round 1 of the battle to acquire Data Domain (NASDAQ:DDUP), even before the fight with EMC (NYSE:EMC) broke out!
With EMC finally surfacing from the shadows, Round 2 was all about Culture Wars, which is a slam dunk for NetApp.
Round 3 just ended, and despite EMC’s stoic posturing against the possibility of U.S. government antitrust review, it seems EMC is wrong again, now losing this latest round to NetApp. Again.
Although the pattern is now clear, if you want to see why this is trending in NetApp’s favor, I recommend some ...
Essential Reading & Viewing
The unprecedented levels of interest in NetApp’s proposed acquisition of Data Domain (with EMC playing wedding crasher) is resulting in a lot of questions about who to believe and where this is all going.
Many folks have asked why I titled my first blog on this topic It’s always calmest ... in the eye of the storm. It’s because I know what coverage to follow.
For example, Jay’s eloquent overview of our position sets the proper landscape for customers, partners and ultimately shareholders. He’s also been interviewed recently on this story.
Kostadis and Alex have chimed in with their observations as well.
Insightful Coverage
Defining the market segments in question is essential to understanding the justification for Anti-Trust concerns. Pay close attention to what Dave Russell (Gartner’s most senior subject matter expert) is saying on this particular topic (relevant comments are in final paragraph).
Following the money is always a good indicator of where things are going. The safe option is now apparent – and the arbs are now inclined to choose it.
What I’m Viewing
One of the best videos for helping define the market based on the top two competitors would be Frank Slootman, CEO of Data Domain, presenting to NetApp at our all-hands:
[Link to video clip of Data Domain, Inc. CEO Frank Slootman addressing an all-hands meeting of NetApp, Inc. employees held on May 21, 2009, the transcript of which was previously filed on May 26, 2009.]
I strongly recommend watching Dan’s two most recent interviews for a concise executive summary of NetApp’s rationale on pursuing this deal:
[Link to video clip of an interview with NetApp, Inc. Chairman & CEO Daniel Warmenhoven on FOX Business Network on June 9, 2009, the transcript of which was previously filed on June 10, 2009.]
(Skip past first minute to bypass Obama’s arrival in Saudi Arabia)
... and the real scoop on comparing an all-cash vs cash + stock deal, as well as the impact of NetApp’s latest offer on our finances:
[Link to video clip of an interview with NetApp, Inc. Chairman & CEO Daniel Warmenhoven on FOX Business Network on June 3, 2009, the transcript of which was previously filed on June 4, 2009.]
Additional Information and Where to Find It
In connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for Data Domain’s stockholders. Before making any investment or voting decision, investors are urged to read the documents filed with the SEC carefully in their entirety because such documents contain important information about the proposed transaction. You may obtain free copies of the Form S-4 and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov, on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.